UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Simcere Pharmaceutical Group

(Name of the Issuer)

Simcere Pharmaceutical Group	Simcere Holding Limited Simcere Acquisition Limited Jinsheng Ren New Good Management Limited Hongquan Liu

Assure Ahead Investments Limited

Hony Capital II, L.P.

Hony Capital II GP Limited

Premier Praise Limited

Hony Capital Fund V, L.P.

Hony Capital Fund V GP, L.P.

Hony Capital Fund V GP Limited

Right Lane Limited

John Huan Zhao

Fosun Industrial Co., Limited

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.

Shanghai Fosun High Technology (Group) Co., Ltd.

Fosun International Limited

Fosun Holdings Limited

Fosun International Holdings Ltd.

Guangchang Guo

King View Development International Limited Trustbridge Partners II, L.P TB Partners GP2, L.P. TB Partners GP Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share

American depositary shares, each representing two Ordinary Shares

(Title of Class of Securities)

82859P 1041

(CUSIP Number)

Simcere Pharmaceutical Group No. 699-18 Xuan Wu Avenue,	Simcere Holding Limited Simcere Acquisition Limited
Xuan Wu District, Nanjing Jiangsu Province 210042 People’s Republic of China Attention: Yushan Wan Tel: +86 25 8556 6666 x 8702	Jinsheng Ren Hongquan Liu New Good Management Limited No. 699-18 Xuan Wu Avenue, Xuan Wu District Nanjing, Jiangsu Province 210042, The People’s Republic of China Tel: +86 25 8555 6666

Assure Ahead Investments Limited

Hony Capital II, L.P.

Hony Capital II GP Limited

Premier Praise Limited

Hony Capital Fund V, L.P.

Hony Capital Fund V GP, L.P.

Hony Capital Fund V GP Limited

Right Lane Limited

John Huan Zhao

c/o Hony Capital Limited

Suite 2701, One Exchange Square

Central, Hong Kong

Attention: Yonggang Cao

Tel: +852 3961 9700

King View Development International Limited

Trustbridge Partners II, L.P

TB Partners GP2, L.P.

TB Partners GP Limited

2001, Agricultural Bank of China Tower

50 Connaught Road Central

Central, Hong Kong

Attention: David Lin

Tel: +852 3727 0300

Fosun Industrial Co., Limited

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.

Shanghai Fosun High Technology (Group) Co., Ltd.

Fosun International Limited

Fosun Holdings Limited

Fosun International Holdings Ltd.

Guangchang Guo

Level 54, Hopewell Centre 183 Queen’s Road East Hong Kong Attention: Jianguo Yang Tel: +86 21 6332 5563

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Paul Strecker, Esq. Shearman & Sterling 12th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Fax: +852 2140 0338

Ling Huang, Esq.

W. Clayton Johnson, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers—West (23Fl)

12 B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Fax: +86 10 5879 3902

This statement is filed in connection with (check the appropriate box):

☐                 The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐                 The filing of a registration statement under the Securities Act of 1933.

☐                 A tender offer

☒               None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$121,141,714.02	$16,523.73

1  This CUSIP number applies to the Issuer’s American depositary shares, each representing two Ordinary Shares.

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $4.83 for 21,322,680 outstanding ordinary shares (excluding vested and unvested restricted shares) of the issuer subject to the transaction, (b) the product of 3,727,116 restricted shares of the issuer subject to the transaction multiplied by $4.82 per restricted share (which is the difference between the $4.83 per share merger consideration and the par value of $0.01 per ordinary share, plus (c) the product of 661,300 options to purchase ordinary shares multiplied by $0.285 per option (which is the difference between the $4.83 per share merger consideration and the weighted average exercise price of $4.545 per share) ((a), (b) and (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

TABLE OF CONTENT

Item 15 Additional Information	3

Item 16 Exhibits	5

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Simcere Pharmaceutical Group, a Cayman Islands exempted company with limited liability (the “Company”), the issuer of the registered ordinary shares, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing two Shares (the “ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Simcere Holding Limited, a Cayman Islands company (“Parent”); (c) Simcere Acquisition Limited, a Cayman Islands company (“Merger Sub”); (d) Mr. Jinsheng Ren, chairman of the board of directors of the Company; (e) New Good Management Limited, a British Virgin Islands company; (f) Mr. Hongquan Liu, director and chief executive officer of the Company; (g) Assure Ahead Investments Limited, a British Virgin Islands company wholly owned by Hony Capital II, L.P.; (h) Hony Capital II, L.P., a Cayman Islands limited partnership whose general partner is Hony Capital II GP Ltd.; (i) Hony Capital II GP Ltd., a Cayman Islands company wholly owned by Right Lane Limited; (j) Right Lane Limited, a Hong Kong company; (k) Mr. John Huan Zhao, a citizen of the United States of America; (l) Premier Praise Limited, a British Virgin Islands company wholly owned by Hony Capital Fund V, L.P.; (m) Hony Capital Fund V, L.P., a Cayman Islands limited partnership whose general partner is Hony Capital Fund V GP, L.P.; (n) Hony Capital Fund V GP, L.P., a Cayman Islands limited partnership whose general partner is Hony Capital Fund V GP Limited; (o) Hony Capital Fund V GP Limited, a Cayman Islands company; (p) King View Development International Limited, a British Virgin Islands company wholly owned by Trustbridge Partners II, L.P.; (q) Trustbridge Partners II, L.P., a Cayman Islands limited partnership whose general partner is TB Partners GP2, L.P.; (r) TB Partners GP2, L.P., a Cayman Islands limited partnership whose general partner is TB Partners GP Limited; (s) TB Partners GP Limited, a Cayman Islands company; (t) Fosun Industrial Co., Limited, a Hong Kong company wholly owned by Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.; (u) Shanghai Fosun Pharmaceuticals (Group) Co., Ltd., a PRC company and a subsidiary of Shanghai Fosun High Technology (Group) Co., Ltd.; (v) Shanghai Fosun High Technology (Group) Co., Ltd., a PRC company wholly owned by Fosun International Limited; (w) Fosun International Limited, a Hong Kong company and a subsidiary of Fosun Holdings Limited; (x) Fosun Holdings Limited, a Hong Kong company wholly owned by Fosun International Holdings Ltd; (y) Fosun International Holdings Ltd., a British Virgin Islands company controlled by Mr. Guangchang Guo; and (z) Mr, Guangchang Guo, a citizen of the People’s Republic of China. Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited are collectively referred to herein as the “Rollover Shareholders.”

The Transaction Statement relates to the agreement and plan of merger dated August 28, 2013 (the “merger agreement”), among the Company, Parent and Merger Sub.

This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On December 19, 2013, at 10:00 a.m. (Beijing Time), an extraordinary general meeting of shareholders of the Company was held at No. 699-18, Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in person or by proxy to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex I to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

On December 23, 2013, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of December 23, 2013, pursuant to which the merger became effective on December 23, 2013. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the merger, each Share of the Company (including the Shares represented by ADSs), other than (a) the Shares (including the Restricted Shares (as defined below)) (i) held by the Company’s direct or indirect wholly owned subsidiaries, or (ii) beneficially owned by Parent or Merger Sub (other than the Shares included in the Rollover Shares (as defined below)), (b) the Shares (including the Restricted Shares) beneficially owned by the Rollover Shareholders (the “Rollover Shares”), and (c) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Companies Law (the Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”), was cancelled in exchange for the right to receive $4.83 in cash without interest, and because each ADS represents two Shares, each issued and outstanding ADS (other than any ADS that represents Excluded Shares) was cancelled in exchange of the right to surrender the ADS in exchange for $9.66 in cash without interest, less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of April 19, 2007, by and among the Company, The Bank of New York Mellon and the owners and beneficial owners of ADSs issued thereunder, in each case, net of any applicable withholding taxes.

In addition, at the effective time of the merger, each option to purchase Shares pursuant to the Company’s 2006 Share Incentive Plan, as amended and the Company’s 2008 Share Incentive Plan (collectively, the “Company Share Incentive Plans”) that was outstanding and unexercised, vested or unvested, was cancelled and converted into the right to receive, net of any applicable withholding taxes, as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the total number of Shares issuable upon exercise of such option immediately prior to the effective time of the merger multiplied by the amount by which $4.83 exceeds the exercise price per Share of such option.

Furthermore, at the effective time of the merger, each restricted Share of the Company issued pursuant to the Company Share Incentive Plans (the “Restricted Share” and collectively, the “Restricted Shares”) that was not included in the Rollover Shares and then outstanding, vested or unvested, automatically became fully vested and was released from any restrictions on transfer and was cancelled and converted into the right to receive $4.83 in cash without interest, net of any applicable withholding taxes.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16 Exhibits

(a)-(1) Proxy Statement of the Company dated November 19, 2013 (the “proxy statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4) ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(5) Press Release issued by the Company, dated August 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 28, 2013.

(b)-(1) Debt Commitment Letter, dated August 26, 2013, issued by China Merchants Bank, New York branch and China Merchants Bank, Nanjing branch to Simcere Holding Limited, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by New Good Management Limited, Mr. Jinsheng Ren and Mr. Hongquan Liu with the SEC on August 28, 2013.

(c)-(1) Opinion of UBS AG, dated August 28, 2013, incorporated herein by reference to Annex F of the proxy statement.

(c)-(2) Discussion materials prepared by UBS AG for discussion with the special committee of the board of directors of the Company, dated August 28, 2013.**

(d)-(1) Agreement and Plan of Merger, dated as of August 28, 2013, by and among the Company, Simcere Holding Limited and Simcere Acquisition Limited, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2) Consortium Agreement, dated March 11, 2013, by and among New Good Management Limited, Mr. Jinsheng Ren and Assure Ahead Investments Limited, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by Jinsheng Ren and New Good Management Limited with the SEC on March 12, 2013.

(d)-(3) Contribution Agreement dated August 28, 2013, by and among Simcere Holding Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by New Good Management Limited, Mr. Jinsheng Ren and Mr. Hongquan Liu with the SEC on August 28, 2013.

(d)-(4) Limited Guaranty, dated August 28, 2013, by New Good Management Limited in favor of the Company, incorporated herein by reference to Annex B of the proxy statement.

(d)-(5) Limited Guaranty, dated August 28, 2013, by Premier Praise Limited in favor of the Company, incorporated herein by reference to Annex C of the proxy statement.

(d)-(6) Limited Guaranty, dated August 28, 2013, by King View Development International Limited in favor of the Company, incorporated herein by reference to Annex D of the proxy statement.

(d)-(7) Limited Guaranty, dated August 28, 2013, by Fosun Industrial Co., Limited in favor of the Company, incorporated herein by reference to Annex E of the proxy statement.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the proxy statement.

(g) Not applicable.

* Previously filed on November 19, 2013.

** Previously filed on September 19, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2013

Simcere Pharmaceutical Group

By:	/s/ Alan Au
Name: Alan Au
Title: Chairman of Special Committee

Simcere Holding Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Simcere Acquisition Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Jinsheng Ren
By:	/s/ Jinsheng Ren

New Good Management Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Hongquan Liu

By:	/s/ Hongquan Liu

Assure Ahead Investments Limited

By:	/s/ Shunlong Wang
Name: Shunlong Wang
Title: Director

Hony Capital II, L.P. Acting by its sole general partner Hony Capital II GP Ltd.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

Hony Capital II GP LTD.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Director

Right Lane Limited

By:	/s/ Min Ning
Name: Min Ning
Title: Director

Premier Praise Limited
By:	/s/ John Huan Zhao
Name:John Huan Zhao
Title: Authorized Signatory

Hony Capital Fund V, L.P. Acting by its sole general partner Hony Capital Fund V GP, L.P.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

Hony Capital Fund V GP, L.P. Acting by its sole general partner Hony Capital Fund V GP LTD.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

Hony Capital Fund V GP LTD.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Director

John Huan Zhao

By:	/s/ John Huan Zhao

King View Development International Limited

By:	/s/ Shujun Li
Name: Shujun Li
Title: Director

Trustbridge Partners II, L.P Acting by its general partner TB Partners GP2, L.P.

By:	/s/ Shujun Li
Name: Shujun Li
Title: Authorized Representative

TB Partners GP2, L.P. Acting by its general partner TB Partners GP Limited

By:	/s/ Shujun Li
Name: Shujun Li
Title: Authorized Representative

TB Partners GP Limited

By:	/s/ Shujun Li
Name: Shujun Li
Title: Director

Fosun Industrial Co., Limited

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

Shanghai Fosun High Technology (Group) Co., Ltd.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors

Fosun International Limited

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors

Fosun Holdings Limited

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

Fosun International Holdings Ltd.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

Guangchang Guo

By:	/s/ Guangchang Guo

Exhibit Index

(a)-(1) Proxy Statement of the Company dated November 19, 2013.*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4) ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(5) Press Release issued by the Company, dated August 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 28, 2013.

(b)-(1) Debt Commitment Letter, dated August 26, 2013, issued by China Merchants Bank, New York branch and China Merchants Bank, Nanjing branch to Simcere Holding Limited, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by New Good Management Limited, Mr. Jinsheng Ren and Mr. Hongquan Liu with the SEC on August 28, 2013.

(c)-(1) Opinion of UBS AG, dated August 28, 2013, incorporated herein by reference to Annex F of the proxy statement.

(c)-(2) Discussion materials prepared by UBS AG for discussion with the special committee of the board of directors of the Company, dated August 28, 2013.**

(d)-(1) Agreement and Plan of Merger, dated as of August 28, 2013, by and among the Company, Simcere Holding Limited and Simcere Acquisition Limited, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2) Consortium Agreement, dated March 11, 2013, by and among New Good Management Limited, Mr. Jinsheng Ren and Assure Ahead Investments Limited, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by Jinsheng Ren and New Good Management Limited with the SEC on March 12, 2013.

(d)-(3) Contribution Agreement dated August 28, 2013, by and among Simcere Holding Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by New Good Management Limited, Mr. Jinsheng Ren and Mr. Hongquan Liu with the SEC on August 28, 2013.

(d)-(4) Limited Guaranty, dated August 28, 2013, by New Good Management Limited in favor of the Company, incorporated herein by reference to Annex B of the proxy statement.

(d)-(5) Limited Guaranty, dated August 28, 2013, by Premier Praise Limited in favor of the Company, incorporated herein by reference to Annex C of the proxy statement.

(d)-(6) Limited Guaranty, dated August 28, 2013, by King View Development International Limited in favor of the Company, incorporated herein by reference to Annex D of the proxy statement.

(d)-(7) Limited Guaranty, dated August 28, 2013, by Fosun Industrial Co., Limited in favor of the Company, incorporated herein by reference to Annex E of the proxy statement.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the proxy statement.

(g) Not applicable.

* Previously filed on November 19, 2013.

** Previously filed on September 19, 2013.